Exhibit 4.1

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO
SECTION 12 OF SECURITIES EXCHANGE ACT OF 1934

As of June 30, 2022, Cantaloupe, Inc. has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) our Common Stock; (2) our Preferred Stock.

Authorized Capital Shares

Our authorized capital shares consist of 640,000,000 shares of common stock, no par value (“Common Stock”), and 1,800,000 shares of undesignated preferred stock. As of the date hereof, 900,000 preferred shares have been designated as series A convertible preferred stock, no par value (“Preferred Stock”). The outstanding shares of our Common Stock are fully paid and nonassessable.

Description of Common Stock

The following description of our Common Stock sets forth certain general terms and provisions of our Common Stock to which any prospectus supplement may relate, including a prospectus supplement providing that Common Stock will be issuable upon conversion or exchange of our debt securities or Preferred Stock or upon the exercise of warrants or rights to purchase our Common Stock. All shares of our Common Stock covered by this prospectus will be duly authorized, fully paid and nonassessable.

Voting Rights

The holder of each share of Common Stock is entitled to one vote on all matters submitted to a vote of the shareholders, including the election of directors. There is no cumulative voting for directors.

Dividend Rights

No dividend may be paid on the Common Stock until all accumulated and unpaid dividends on the Preferred Stock have been paid. Each holder of our Common Stock is entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for payment of dividends.

Liquidation Rights

Subject to any preferential rights of outstanding shares of Preferred Stock, holders of Common Stock will share ratably in all assets legally available for distribution to our shareholders in the event of dissolution. Upon any liquidation, dissolution or winding up of the Company, holders of our Common Stock are entitled to receive pro rata all of the assets of the Company available for distribution, subject to the liquidation preference of the Preferred Stock of $10 per share, and any unpaid and accumulated dividends on the Preferred Stock.

Other Rights and Preferences

Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights. Holders of our Common Stock may act by unanimous written consent.

Listing

The Common Stock is quoted on the Nasdaq Global Select Market under the trading symbol, “CLTP”.

Description of Preferred Stock

Our charter authorizes our board of directors to classify any unissued shares of Preferred Stock and to reclassify any previously classified but unissued shares of any series. Prior to issuance of shares of each series, our board of directors is required by the PBCL and our charter to set the preferences, voting powers, designations, restrictions, limitations and relative rights for each such series. Thus, our board of directors could authorize the issuance of shares of Preferred Stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for holders of our Common Stock or that stockholders believe may be in their best interests. As of the date hereof, 445,063 shares of our Series A Preferred Stock are outstanding. Our Preferred Stock will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

Voting Rights

The holders of our Preferred Stock have the number of votes per share equal to the number of shares of Common Stock into which each such share is convertible, and are entitled to vote on all matters submitted to the vote of the shareholders of the Company, including the election of directors.

Dividend Rights

The holders of our Preferred Stock are entitled to an annual cumulative cash dividend of $1.50 per annum, payable when, as and if declared by the Board of Directors. No dividend may be paid on the Common Stock until all accumulated and unpaid dividends on the Preferred Stock have been paid. The record dates for payment of dividends on the Preferred Stock are February 1 ($0.75) and August 1 ($0.75) of each year.  Any and all accumulated and unpaid cash dividends on the Preferred Stock must be declared and paid prior to the declaration and payment of any dividends on the Common Stock.  Any unpaid and accumulated dividends will not bear interest.

Liquidation Rights

Upon any liquidation, dissolution, or winding-up of the Company, the holders of our Preferred Stock are entitled to receive a distribution in preference to the Common Stock in the amount of $10 per share plus any accumulated and unpaid dividends. As more fully described in our Articles of Incorporation, the holders of at least 60% of the outstanding shares of our Preferred Stock could elect to treat the occurrence of any of the following events as a liquidation: (i) consolidation or merger of the Company with another corporation; (ii) sale of substantially all of the Company’s assets, or (iii) disposition by the Company of more than 50% of voting power of the Company.

Other Rights and Preferences

Shares of our Preferred Stock are convertible at any time into shares of fully issued and non-assessable Common Stock as provided in our Articles of Incorporation.  Accrued and unpaid dividends earned on shares of Preferred Stock being converted into Common Stock are also convertible into Common Stock at the rate of $1,000 per share of Common Stock at the time of conversion, and whether or not such dividends have then been declared by the Company.

We have the right, at any time, to redeem all or any part of the issued and outstanding Preferred Stock for the sum of $11 per share plus any and all unpaid and accumulated dividends thereon.  Upon notice by the Company of such call, the holders of the Preferred Stock so called will have the opportunity to convert their shares and any unpaid and accumulated dividends thereon into shares of Common Stock. There is no restriction on our right to repurchase or redeem our Common Stock while there is an arrearage in the payment of dividends to the holders of our Preferred Stock.

Listing

The Preferred Stock is quoted on the OTC Markets' Pink Open Market under the trading symbol, “CLTPP”.